

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2018

Paul R. Gudonis
Chief Executive Officer
Myomo, Inc.
One Broadway, 14th Floor
Cambridge, Massachusetts 02142

>   **Re: Myomo, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed July 2, 2018**
>   **File No. 333-225952**

Dear Mr. Gudonis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

>   Division of Corporation Finance
>   Office of Electronics and Machinery